SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                FORM 12b-25

                                              Commission File Number 1-2883

                        NOTIFICATION OF LATE FILING

(Check One):  (X) Form 10-Q

         For Period Ended: September 30, 2000

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

                                   PART I
                           REGISTRANT INFORMATION

Full name of registrant   OUTBOARD MARINE CORPORATION

Address of principal executive office (Street and number)  100 SEA HORSE DRIVE

City, State and Zip Code  WAUKEGAN, ILLINOIS  60085

                                  PART II
                          RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(X)
         (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                  PART III
                                 NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed)

         Outboard Marine Corporation (the "Company") has been unable to complete its review of the information necessary to file a complete and accurate quarterly report on Form 10-Q. The Company expects to complete its review shortly, and will file its quarterly report on Form 10-Q as soon as practicable thereafter.

                                  PART IV
                             OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

             Eric T. Martinez               (847)               689-7010
               (Name)                     (Area Code)       (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the
Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s)

                                                     (X) Yes   (  ) No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                      (X) Yes   (  ) No

         The financial information to be contained in the Company's Form 10-Q for the quarterly period ended September 30, 2000, is expected to reflect significantly lower earnings as compared to the corresponding period for last year. For the quarter ended September 30, 2000, the Company anticipates a net loss of $27.4 million as compared to net income of $11.0 million in the prior-year period. The year-over-year change was principally due to (i) the current year containing lower gross earnings, which was driven by the marine engine segment; (ii) the current year containing increased selling, general and administrative expense, which was driven primarily by the prior year containing a curtailment gain (to reflect changes made to pension and postretirement plans) along with the current year including increased marketing expense for promotional programs; (iii) the current year containing increased other expense, driven by foreign currency exchange losses; and (iv) the current year containing increased preferred dividend expense related to the Company's convertible preferred stock. This was partially offset by the current year containing restructuring income related to the reversal of a previously recorded restructuring charge related to the closure of the Company's Waukegan, IL manufacturing plant.

                        OUTBOARD MARINE CORPORATION
                (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 14, 2000                         By: /s/ Eric T. Martinez
                                                    ---------------------
                                                Name:  Eric T. Martinez
                                                Title: Chief Financial Officer